UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

Eurand N.V.
(Name of Subject Company)
Eurand N.V.
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Manya S. Deehr
Chief Legal Officer and Corporate Secretary
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
+31 20-673 2744
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Company Counsel:	Special Committee Counsel:

Timothy Maxwell	George J. Sampas
Richard B. Aldridge	Sullivan & Cromwell LLP
Morgan, Lewis & Bockius LLP	125 Broad Street
1701 Market Street	New York, New York 10004-2498
Philadelphia, Pennsylvania 19103-2921	(212) 558-4000
(215) 963-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Eurand N.V., a Netherlands company (“Eurand” or the “Company”) on December 22, 2010. The Schedule 14D-9 relates to the offer by Axcan Pharma Holding B.V., a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a wholly owned subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), to acquire all outstanding ordinary shares, par value €0.01 per share, of Eurand (the “Shares”) at a purchase price of $12.00 per Share (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010, and in the related Letter of Transmittal (as each may be amended or supplemented from time to time), copies of which are attached to the Tender Offer Statement on Schedule TO, originally filed by Buyer with the SEC on December 21, 2010.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9. All page references contained in this Amendment are to the pages of the original Schedule 14D-9, as filed with the SEC on December 22, 2010, unless otherwise specified.
Item 2. Identity and Background of Filing Person.
     Item 2, “Identity and Background of Filing Person,” is hereby amended and supplemented by replacing the third sentence in the second paragraph in the subsection titled “Tender Offer” on page 1 of the Schedule 14D-9 with the following:
     “On January 20, 2011, Eurand, Parent and Buyer issued a press release announcing that the Offer, scheduled to expire at 12:01 a.m., New York City time, on January 21, 2011, has been extended to 12:01 a.m., New York City time, on February 3, 2011, unless the Offer is further extended or otherwise terminated. The joint press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(E).”
     Item 2, “Identity and Background of Filing Person,” is hereby further amended and supplemented by replacing the first sentence in the third paragraph in the subsection titled “Tender Offer” on page 2 of the Schedule 14D-9 with the following:
     “The expiration date of the Offer, as extended as described above, is 12:01 a.m., New York City time, on February 3, 2011, subject to extension in certain circumstances as required or permitted by the Purchase Agreement and applicable law.”
Item 9. Exhibits.
     Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(E)	Joint Press Release issued by the Company, Axcan Pharma Holding B.V. and Axcan Holdings Inc. dated January 20, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

EURAND N.V.

/s/ Manya Deehr Name: Manya Deehr
Title: Chief Legal Officer